Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: March 16, 2021

Cowen 2021 Mobility Disruption Conference

Date: March 11, 2021

Jeff Osborne, Analyst, Cowen & Co LLC:

Hey, good afternoon, everybody. It’s Jeff Osborne, a mobility technology analyst from the world of Cowen. Thanks for tuning in on Day 2 of our virtual summit, exploring all things that are disrupting the mobility industry. Very pleased to have Daniel Barel joining us. He’s the CEO of REE Automotive straight from Tel Aviv; I think is where you are, Daniel. But thanks for joining us and look forward to hearing more about the company.

Maybe for those that missed the recent SPAC announcement and aren’t familiar with REE, do you mind spending a few minutes just introducing yourself and the company? And then I have a few questions that I wanted to dive into more granular.

Daniel Barel, Co-Founder and Chief Executive Officer:

Of course. And thank you Jeff for having me here today. REE is a company that is focused on next-generation EV platforms. We developed a brand new technology for EV platforms, which is completely agnostic to dimension, power and driver. That basically means we can build vehicles, electric vehicles in any size, any shape, and any kind, everything from under Class 1 all the way to Class 6 and 7. And we can do it faster and at a fraction of costs compared to almost everybody out there today.

Now, it’s all because we have a very modular and very scalable ability to take a platform and change the dimension. The way we do it is replacing everything of the chassis, everything I mean by the motor, the suspension, the steering, the brakes and everything that makes a car go. And we place it in what we call the corners. It’s somewhere between the chassis and the wheel. We’re not using hub motors or the sorts of that. But once you’ve taken everything off the chassis, you’re able to be very, very modular. And that allows us to be able to have far more space for passengers, cargo or battery.

Jeff Osborne, Analyst, Cowen & Co LLC:

Excellent. And I wanted to dive into the REEcorner, I think, is your marketing name for it, how you integrate everything above and what I would say the arch of the wheel itself, we had Lordstown Motors earlier today, does the hub motor. But maybe just touch on the REEcorner, the benefits of the modular approach, whether it’s redundancy costs. You alluded to in the opening statement, flexibility. Some of the earlier sessions we’ve had with EV startup companies, talked about the lack of flexibility in their sessions that they were only in Class 6 or in Class 8 et cetera, but you essentially could do everything from the smallest vehicle known to mankind to some of the largest, if I’m understanding you correctly. But I’d love to explore a little bit more about that approach and how it develops, why do you think no one else has gone down that path? Anything you could share would be helpful.

Daniel Barel, Co-Founder and Chief Executive Officer:

Sure, certainly. I think it’s very important to look at electric vehicles today and how we’re building the right asset. Conceptually, in EV today, I mean, the development has been amazing, but if you think about it, it’s very, very similar to an ICE vehicle, to internal combustion, right? Because taking out the internal combustion engine and replacing over the electric motor is a main characteristic of an electric vehicle, but the rest is the same, right?

If you think about it, suspension, steering, braking is the same. It’s been the same thing for the past century, even the way we pack the vehicle, right? The three box configuration of a chassis where the front and the rear are packed with all the vehicle components that make it go, right, the engine, the motor, the motor suspension, the steering and so on and so forth. Now all, to the best of our knowledge, all vehicles – EVs today are built the same way. This is why they were very, very similar, even weak sometimes find it difficult to differentiate between the different skateboard chassis.

Now what we do is we’ve taken everything that make the car go right, the electric motor, the suspension, the drivetrain, the steering and all the control, and place them close to the wheel in the wheel arch, but not inside the wheel. And why is it important? It’s important because it allows us to be agnostic to the chassis. We can change those dimension of the chassis without affecting, we’re causing a ripple effect of redesigning all those components, right? If you want to change by six, seven inches your wheel base, you have to redesign almost the entire platform. You have to redesign the power distribution, the suspension, the braking, the weight distribution and so on and so forth. With us, it’s very, very easy.

Now, that basically – that ability basically makes us, for lack of a better word, future-proof. When you want to build a technology that’s going to be here for the next century, you need to be able to cope with not only today’s challenges, but also tomorrow’s challenges, but we don’t know them, right? But we agree that we see a major shift in the automotive industry in the past five years. I mean, some would even say that the rate of innovation in the past five years is exceeding the pace in the past century, and we don’t know what’s going to come. We know three things. We know that size and shape are changing, and we see new designs and new dimensions of vehicles that makes more sense today. We know that power configuration is changing dramatically. Today’s certain batteries, and in three years time, they will be completely different, and we’re talking about fuel cells and so on and so forth, and autonomy, of course.

Now what makes REE unique is that we are completely agnostic to the dimension, to the power source and to the driver. We can do in any kind of size, shape and form. We can use multiple power sources, including fuel cells. And because it’s all by wire, we can drive it even autonomously. Now, why did we bring this to market? And how is it – we – conceptually, we don’t come from automotive. Israel is not quite known for its automotive capabilities, but we do know our drones and jets. And we brought in technology that exists in airplanes for the past 50 years, the fly-by-wire, and brought it fully into automotive. We’re the only one today that has fully acts by wire capability, meaning, we have steer-by-wire, brake-by-wire and drive-by-wire on a single wheel. We literally control each and every wheel separately through a network of ECUs and we have five ECUs, one in each corner and a central one. And that gives us a much broader ability of vehicle dynamics, but also redundancies.

So we essentially, if you think about it, we can build different vehicles, which differ on size, but they’re essentially the same, reducing the total cost of ownership, allowing you to fix things much faster. We – once you place everything inside of those corners, right, we call it the F1 model. We can change a full corner with a new corner in less than an hour. There is no more repair time. There is no more going up, putting it on the lift, spending a few days, taking out the vehicle out to find out what’s wrong, and then ordering the part, managing the inventory, et cetera, to fix it. We do it in an hour, in an hour. Think how much effect that has on total cost of ownership, right, and the reduction of the downtime and minimal spare parts management.

Now for global companies, they have to operate in different markets and vehicle tend to vary in size by certain vehicle that are more designed for North America would find it very difficult to maneuver in the European cities or some Asian cities. So instead of building different vehicles and different models, increasing the total cost of ownership, complexity of that management or fleet, we build the same vehicle in different sizes.

Now, how do we do that conceptually is that, think about it like Intel, right? You’ve got the, I don’t know, Intel Inside, then you’ve got the processor that runs everything around it, and you’ve got different kinds of laptops or desktop with different brands. We work the same thing. Our platform is powered by REE, right? We will power everything, but you can’t do it on one configuration. If you think of most players out there, there is one configuration, one wheel base, one size of the vehicle more or less, right, one configuration of power, of battery, of wheel sizes and so on and so forth.

We are completely modular. And the way we do it is, we are forging four families of corners. Each family of corners has different capabilities. And if you compare it again, just so the second person to, I don’t know, Intel, because we used it before that if the Intel one have a processor in a laptop, they’ll use a very energy efficient one. And they’ll use the powerhouses for their desktop and the ultra-fast one for their data centers. And I do apologize Intel if I oversimplified, I probably have, but we do the same thing. We have four different families of corner. This is why we can address the entire market according to whatever they need.

Jeff Osborne, Analyst, Cowen & Co LLC:

Got it. Speaking of addressing the entire market, the SPAC merger deck talks a lot about a big TAM because you literally could do every vehicle classification, I think relative to other EV companies. You get the bracket [ph] TAM award for the biggest number. And you also have, I think one of the biggest reservation bases, if you will out there, I want to say it was 200,000 plus units on order I should say. But there wasn’t that the feedback from investors, there hasn’t been a lot of clarity or specificity on where those come from. You certainly have Mahindra and other partners, but is there any way you can sort of frame the interest in the vehicle, where it’s coming from against the large TAM, any more specifics would be helpful?

Daniel Barel, Co-Founder and Chief Executive Officer:

Absolutely. And then I do understand the question is from a lot of people out there. So first and foremost, we just released our F4. So I’m sure everybody that has a lot of question can dig in. We provided quite a lot of information there and break down on the business model. So that’s how they’re guided. If you want to have a look, that’s yours.

And I don’t see your question now seriously, yes, we look at a total addressable market of more than $700 billion and it’s huge. And the reason that we can do it is not only because we are so modular, it’s more importantly it’s because we are the only horizontal player out there, because it doesn’t matter if you’re modular, it cost about $2 billion to $3 billion to do a platform. And then you have to be very, very vertically integrated, right, then you have to do everything from the drywall suspension also by the infotainment, the dashboards, the headlights. And that is very heavy lifting.

And then if you want to take another segment, you have to bring in about [indiscernible] (0:12:16), which models data that we don’t have, right? What we decided to do is to be the only horizontal player out there, meaning we provide the full platform, full system, we’re not a component, we’re not a tier one, but a full system, a full platform across all categories. And it allows us to concentrate only on platforms, not on the entire market. And there is no other player who does it there today.

Now that to get it with our ability to be very, very modular, allows us to address all that market, right? And this is where we basically complete, we don’t compete. So again, like, sorry, if I’m going back all the time to Intel, we’ll just make things simpler. Intel does not compete I think with Dell, Lenovo, or HP, right? You can buy whatever laptop you want. You’re just going to have Intel Inside. The same way with us, we are not competing with other OEMs, like probably some of the data players or peers with us on the market, right. We’re not competing head-to-head with them. On the contrary, we’re allowing OEMs today to get much faster to the market than the fraction of the cost.

We’ve just announced recently three platforms, three operational prototypes running out there, and there’s a video of them running right on the track. And three platforms is equivalent of our $5 billion, $6 billion in investment, and about 12 years in development. And now our financial is out there, you know that we did not raise $6 billion, or are we in existence for the past 12 years? We’ve just done it much faster. We do what we preach. Now because we complete, we don’t compete, we work and engage with many parties in the market for a long time. Now our pipeline is actually quite big. It’s about over 700,000 units and almost $20 billion, I think $19.1 billion community until 2026, which is I think quite impressive, but what’s more impressive of that a third of it is under signed MOUs. And then mentioning Mahindra as a MOU. And there are other mentioned in the year, F4.

Now this is key. Now you would see, one might – don’t be surprised that we’re engaging and potentially discussing with customers and potential customers, the likes of our automakers and OEMs, delivery companies and logistic companies, e-commerce, the new mobility players, of course, out there that want to get to the market and of course Mobility-as-a-Service. And let’s not forget a lot of the autonomous company out there that are looking for a platform. And our ability to tailor-made exactly what they need is unique, right.

And I’ll give an example of how we look at things. Imagine that you need – you are an international e-commerce player or a logistic company, right. What we can offer you is, basically the freedom of design, it’s fully flat, end-to-end. You can literally walk and enter from 360 degrees, all across, there’s nothing in between those wheels. We give you more cargo, significantly there is a comparison in our deck where we’re comparing against one of the market leaders and we have 36% more volume on almost 10% less footprint.

And the reason is because the center of gravity is so low, we can pack higher significantly. I mean, north of 30% more goods significantly affect the total cost per package a route. We can upgrade those corners over time, as I say it takes an hour to replace the corner. So you can come in and do an upgrade program and just upgrade not only your corner, but also batteries, right. And then we build those vehicles in different dimensions that allow you to address your entire market. And we do it faster than anybody else and at a fraction of the cost. So we stand behind what we project.

Jeff Osborne, Analyst, Cowen & Co LLC:

That’s good to hear. In terms of the – so you mentioned a lot of end markets, would you say the delivery segment is that sort of the hardest right now or is that the majority of the deposit reservation base?

Daniel Barel, Co-Founder and Chief Executive Officer:

So the thing, I’m actually proud the most is, that if you look at our pipeline on the documents that we submitted, we are not dependent on a certain goal or a customer, like others and we saw the effect on some. And we’re not dependent on specific market segment, which also saw the effect on some. If you look, there is a very nice spread of our current programs, we currently have in advance pipeline status and MOU, and discussion – have 16 program pretty nicely divided across all of those market categories from deliveries to last mile deliveries, autonomous to lightweight commercial vehicles and Mobility-as-a-Service and so on and so forth.

I think that basically proves that we’re actually doing what we are set up to do to become a fully horizontal player, addressing the entire market. We literally exist today in all markets. Jeff, the decision for a potential customer to sign an MOU or going to discussion for more is significant, because I’m not aware of anybody who ever replaced a full platform during the course of a program. I don’t think it’s feasible, the effects are horrendous.

So you can imagine that we’re in discussion with a lot of players in the market for a very long time now, and we know what they want, we understand what they need. We understand the quantities that they’re looking for and the requirements and the geographies and the timeline. And this is what you see in the projections.

Jeff Osborne, Analyst, Cowen & Co LLC:

Got it. How about in regards to, let’s say I’m a fleet and I only want one particular wheelbase. How would you compare yourself versus say Canoo which had some news this morning, on a pickup truck platform or the MAV platform, there’s a lot of other skateboards out there that aren’t as flexible, but let’s say I don’t need that flexibility. The only thing I currently….

<<Daniel Barel, Co-Founder and Chief Executive Officer>>

That’s a fair question. I’ll say this. I mean, I have not seen the news on Canoo. I’d love to see if they’re doing something cool. I think they’re cool. We’re concentrating primarily on the commercial side, commercial vehicles and Mobility-as-a-Service for two main reasons. One as opposed to the personal vehicle market, the commercial vehicle market is growing fast and strong year-over-year and expect it to keep on growing, that’s what the trend on the other side.

Secondly, the commercial vehicle market has higher margins, why? It has higher margin, because with all due respect it’s far more difficult to build commercial grade vehicles, they have to last far longer and take far more beating. And this is why, I mean Canoo are doing great stuff, but to the best of my knowledge I think they’re more concentrated on the B2C side and on the commercial side, we don’t do either.

We work with the world’s largest players, on the largest fleets on commercial grade vehicles. And this is where we excel. Our total cost of ownership is unique, it’s very low. We have far better durability, serviceability and long-lasting. Now to answer your question, I mean, yes, if somebody wants only one specific wheel base, we have a lot of – a lot to offer right on the durability, on the low total cost of ownership, which is key in the commercial vehicle market and not only that on the time to market.

Having said that there are a few players out there, some major OEMs also that do not exist in specific market segments in the commercial business and it’s because they’ve decided to bet on different markets and they bet wrong on different market segments, I’d say and bet wrong. And they don’t have a platform that would meet their needs or the current market needs in those segments, nor will they have in the next few years, because it takes about 10 years to build the platform. Now, when you would say that you’re a commercial vehicle player betting on one wheel base for 15 years, that’s a brave bet.

Jeff Osborne, Analyst, Cowen & Co LLC:

Great. Makes sense. What about another metric I haven’t heard you talk about, but just because I used to be a semiconductor analyst and love talking about technology developments, is electrical efficiency. So, certainly motors, invertors, power electronics, ECUs have all been optimized over the years, voltages are going up, but having everything wedged in the corner of the wheel or the wheel arch how – are you efficient or less efficient, more efficient, how do you benchmark yourself?

Daniel Barel, Co-Founder and Chief Executive Officer:

We benchmark ourselves by above we are efficient. Basically, today there are three trends or two trends in us. The conventional way where you put in the motor and inverter on the axle and then you drive the wheel. These are usually not very efficient index standard they have to drive two wheels and then the power distribution is more complicated in that or you can look at hub motors. Hub motors which we’re not doing, we are not big our believe is in hub motors personally, because we believe that not only that they increase significantly down sprung mass, they have tendencies of – they’re more prone to get damaged by road condition, rocks, dirt, et cetera. They’re very inefficient.

They’re inefficient for two ways. One, because they have to spin very slowly, because they spin more or less than this the same RPM of the wheel and then that causes – that’s about around 1,000 and plus RPMs. And secondly, in the unfortunate event of a car accident and when the wheel is torn-off, which often happen, you end up by exposing high voltage cables, which I don’t think anybody wants to do especially what you just mentioned Jeff about the high voltage the 400 volt and soon to be 800 volt standard. This is not core cables you want to expose.

Now what we’re doing, which is completely different than those two approaches is that we’re using much smaller, far higher RPM motors that sits on the corner, but on the far away side from the wheel. They are actually enclosed within the chassis, fully-encapsulized, fully-protected. Now they are super efficient because they rotate at somewhere between 16,000 RPM to 25,000 RPM depends on the requirements, we talked about the four families of corner.

And our ability to do that gets us far more efficiency why, because not only high RPM and low torque in our patented and very unique drive train system that allows us to transfer those torque very efficiently, but also because we are very, very modular, we can use quite a lot of different electric motor configurations that gets us to use the perfect motor for the perfect application, which I think almost everybody out there have only one configuration of an electric motor, which might be perfect for a very specifications.

Jeff Osborne, Analyst, Cowen & Co LLC:

Got it. We only have five…

Daniel Barel, Co-Founder and Chief Executive Officer:

So yes, we’re far more efficient.

Jeff Osborne, Analyst, Cowen & Co LLC:

Yes. That makes sense. We’ve only got five minutes left and the thing that we didn’t touch on that also is unique to your model and a bit difficult for investors to grasp because it hasn’t been done in volume or really anywhere as your manufacturing strategy. So can you touch on who manufactures, what’s your strategy is there, what you’re making in-house, first what a partner would make, it’s a bit unique. So maybe go through that in the remaining time that we have left, if you don’t mind?

Daniel Barel, Co-Founder and Chief Executive Officer:

Yes, I think that’s one of our powerhouses there. We work differently again on the manufacturing part, where we are not creating new capacity. We don’t do either giga-plants or micro-factories. What we do is that, of course we engineer and design everything in-house but we fabricate globally through a network of Tier 1 players that are exclusive with us. We have exclusive agreements with us that allows us to tap into their free capacity, now the Tier 1 level in the world operates at about 30% free capacity.

The problem is that you never have enough in one place. So we keep on building new plants, new plants and you are basically increasing the free capacity, they are unused. This is the exact capacity we’re tapping into, why because those Tier 1’s have already invested the CapEx in there. We don’t need to invest more CapEx. Those lines are idle, we pull them to work.

Those lines manufacturer our sub assembly, right there they are – the gear, the suspension, et cetera, which is proprietary to us. But then they ship it to our own integration centers, assembly lines, essentially, right. And those assembly lines, those integration centers are on the point – at the point of sale. So we manufacture globally, but we integrate ourselves at the point of sale. Given us not only global footprint and we’re very close to our partners and we’re very close to our key customers and we can also provide them with maintenance and support, but it also gives us a lot of access to next gen ideas.

You learn so much from the integration part, but we do that with far less CapEx than anybody else, because we don’t have heavy machinery. So the idea of having a multitude of plants makes sense only if you – we believe do it our way of only integration centers and not full plants that have the heavy machinery and heavy CapEx. Let’s use the Tier 1 that have already put that into place. And actually our great partners do have it by the way our network of Tier 1s are second to none, they’re the best in what they’re doing in the world. So quality wise, knowledge wise, time to market dynamics, need to say also cost is really a strong point for us. We build for scale.

Jeff Osborne, Analyst, Cowen & Co LLC:

Well, perfect. We’ve got maybe 60 seconds left or so, what – on that Tier 1 front, who would you say is the one that will be ramping up the first and the fastest. And I think it was American Axle has talked about it, you’ve got some in Japan, but who are you most excited about?

Daniel Barel, Co-Founder and Chief Executive Officer:

All of them. It’s a network you can do without I mean, we’ve got partners like Musashi, which is the world’s biggest gear manufacturer. We do have type of a few gears in there, right. And we do have a partnership with KYB, which is the world’s second suspension manufacturer and very strong in power steering. And Maxion, which is probably the largest wheel manufacturer. And the list goes on and on. And the whole idea is that this is the whole network, you are very strong as your weakest link. And these are super, super strong Tier 1s that have global presence they exist literally globally with hundreds and hundreds of production lines.

Jeff Osborne, Analyst, Cowen & Co LLC:

I was trying to get you to pick your favorite son or child, but anyways, completely understand. Well, I think we’re out of time, Daniel. But thanks so much for joining us. I thoroughly enjoyed the conversation and appreciate you supporting us.

Daniel Barel, Co-Founder and Chief Executive Officer:

Thank you, Jeff. Thank you so much. Take care.

Jeff Osborne, Analyst, Cowen & Co LLC:

Take care.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.